

Mail Stop 7010

April 6, 2006

<u>Via U.S. mail and facsimile</u>

Mr. Rodney Hershberger
President and Chief Executive Officer
PGT, Inc.
1070 Technology Drive
North Venice, FL 34275

> **Re: PGT, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 10, 2006**
> **File No. 333-132365**

Dear Mr. Hershberger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that we may have additional comments on your registration statement after you file a pre-effective amendment containing pricing-related information. Since this information affects a number of disclosure items, you should allow a reasonable time for our review prior to requesting acceleration. In the course of our review we may raise issues relating to matters we had not previously commented upon. In addition, please be advised that you may not

circulate copies of your prospectus until you have included an estimated price range and all other information required by the federal securities laws, except information you may exclude in reliance upon Rule 430A of Regulation C.

2.   Please provide us with copies of any artwork or other graphics you intend to use in your prospectus. Please be advised that we may have comments and you may want to consider waiting for our comments before printing and circulating these materials.

3.   It appears that you have two product categories, consisting of the "WinGuard Windows and Doors" category and the "Other Window and Door Products" category. It also appears that these two categories each represent approximately half of your current revenues. However, the disclosure in your prospectus emphasizes the "WinGuard Windows and Doors" category and implies that the "Other Window and Door Products" category is a minor portion of your business. In this regard, we note that based on the disclosure in the forepart of your prospectus investors are not likely to understand the importance of this other category until they read MD&A and see its contribution to your revenues. Please revise your disclosure to provide a more balanced discussion of your business as it currently exists.

4.   We note that you use several defined terms throughout your prospectus for which the meaning is not clear from the context. See, for example, defined terms such as CAGR, FBC and IRC. Please be advised that investors should not have to learn a new vocabulary. Please revise accordingly.

Outside Front Cover Page of Prospectus

5.   We note that your cover page contains information that is not required by Item 501 of Regulation S-K and is not key to an investment decision. In this regard, we note the statement "Visibly Better" that is a part of the logo. Please remove this statement from your cover page. Please also comply with this comment on the outside back cover page of your prospectus.

6.   Please disclose the identities of your lead or managing underwriters. See Item 501(b)(8)(i) of Regulation S-K.

Table of contents, page i

7.   We note the statement that investors should rely only on information set forth in your prospectus. If you intend to use any free writing prospectuses, you should remove this statement when you have a Section 10 prospectus available, as you will be liable for and investors will be entitled to rely upon that information.

About this prospectus, page ii

8.   Please relocate this section to a more appropriate location in your prospectus, as your prospectus summary should immediately follow the table of contents.

9.   We note the statement in the third sentence of the second paragraph that certain information in your prospectus has not been verified. Please be advised that you are responsible for the entire content of your prospectus and you cannot include language that may be interpreted as a disclaimer of the information contained in your prospectus. Please revise to remove this statement.

Prospectus summary, page 1

10.   The meaning of "basic" in the first sentence of the italicized paragraph is unclear. Please revise to delete this term.

11.   Provide us with copies of the reports and other data you refer to in the summary that support your statements about the historical growth and future outlook for your industry. We note, for example, your statement in the last sentence of the second paragraph on page 1 concerning "heightened hurricane activity that could last another 10 to 20 years."

12.   Please explain in more detail what you mean by "impact-resistant." Does it mean that the windows and doors will not break? Does it mean that the glass may shatter but will still be held together in the frame, similar to many automobile windows? Give readers a better sense for what "impact-resistant" means.

13.   Please provide us with independent support for your claim related to your 99% on-time delivery statistic.

14.   The disclosure set forth in this section is very detailed and lengthy and provides too much information for summary disclosure. In this regard, we note that your disclosure includes detailed descriptions of your business, competitive strengths and growth strategy that are substantially similar to disclosures included in your Business section. This detailed information is better suited for the body of your prospectus. Your summary section should provide a brief overview of the most important aspects of your business and this offering. Please revise accordingly.

15.   Please revise to provide a more balanced description of your company and your business. For example, include a discussion of your weaknesses that is equally prominent as the discussion of your competitive strengths.

16.	Please balance the disclosure in the first paragraph of this section by disclosing the fact that the revenues for the "Other Window and Door Products" category, which accounted for over 44% of your revenues in fiscal 2005, declined in 2005 as compared to 2004.

17.	Please briefly discuss in reasonable detail each of the following matters:

- The acquisition of a majority stake in your company by JLL Partners, including (i) the parties to the acquisition and their relationship to your company, (ii) the amount and nature of the consideration, (iii) the reasons for the acquisition, (iv) the sources of the funds used to finance the acquisition, (v) any changes to your company's operations and financial condition resulting from the acquisition, (vi) the tax consequences of the acquisition and (vii) the continuity of your company's management after the acquisition.

- The manner in which this offering will benefit JLL and the other security holders, including members of management, that participated in the JLL acquisition. The benefits should be quantified to the extent practicable by each principal category of benefit. For example, what is the estimated value of the securities to be sold in this offering or retained in comparison to the value of those securities in the JLL acquisition?

We may have further comment based on your revised disclosure.

Our principal investors, page 4

18.	Please revise this section to eliminate terms and phrases that do little more than market JLL Partners and its affiliates.

The offering, page 5

Use of proceeds, page 5

19.	Please state the amount of the outstanding debt that you intend to pay with the proceeds of this offering.

Summary of historical financial information and other data, page 6

20.	We note you include a non-GAAP measure you identify as Adjusted EBITDA for which you are presenting as an operating performance measure. It also appears that you are presenting this measure as a liquidity measure, as you have made reference to the measure being useful due to you being highly leveraged.

Item 10(e)(1)(ii)(A) of Regulation S-K prohibits exclusion of charges or liabilities that require or will require cash settlement. Adjusted EBITDA excludes management fees, stock compensation, NatureScape exit costs and refinancing fees, which required cash settlement at one point. As such, Adjusted EBITDA, as presented, does not comply with Item 10(e) as a liquidity measure. Furthermore, Item 10(e)(1)(ii)(B) of Regulation S-K prohibits the elimination of recurring charges that are reasonably likely to recur within two years or where there was a similar charge within the prior two years. You are adjusting EBITDA for (a) management fees, which you paid in all years presented; (b) stock compensation, which will recur in future periods due to the adoption of SFAS 123R; and (c) refinancing fees, which will recur in 2006 due to the refinancing on February 14, 2006. As such, Adjusted EBITDA does not comply with Item 10(e) as an operating measure. Please either remove the measure or revise to ensure the measure presented complies with Item 10(e)(1)(ii) of Regulation S-K.

21. As noted in the comment above, it is unclear as to whether you are presenting EBITDA and Adjusted EBITDA as operating performance measures, liquidity measures or both. Please revise your disclosure to clarify the purpose for the presentation. Furthermore, depending on your determination as to the purpose of these two measures, please also revise your disclosure to provide the following, as required by Item 10(e) of Regulation S-K and Questions 8 and 12 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:"

- Performance measure: Expand your discussion of the limitations of EBITDA and Adjusted EBITDA to address how the exclusion of each item materially limits the usefulness of EBITDA and Adjusted EBITDA. For instance you might expand your disclosures, in part, to address the limitations of EBITDA as a performance measure by providing the following information:

    o It does not include interest expense. Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes interest expense has material limitations;

    o It does not include depreciation and amortization expense. Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue. Therefore any measure that excludes depreciation and amortization expense has material limitations;

        o   It does not include taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.

- Performance measure: State how you compensate for the material limitations of using EBITDA and Adjusted EBITDA.

- Performance measure: Please provide substantive reasons why management believes EBITDA provides useful information to investors. Your statement, "We believe that GAAP-based financial information for highly leveraged businesses, such as ours, should be supplemented by Adjusted EBITDA so that investors better understand our financial information in connection with their analysis of our business" is not a sufficient explanation as to why these measures are useful to investors. Furthermore, your explanation should be specific to your company.

- Liquidity measure: Reconcile EBITDA to cash flows from operating activities, as the most comparable liquidity GAAP financial measure.

- Liquidity measure: Present the three major categories of the statement of cash flows with equal or greater prominence.

22. We note in your discussion of the economic substance behind your decision to use Adjusted EBITDA, you refer to Adjusted EBITDA as being a component of (a) the board of directors and managements' operating performance measure; (b) debt covenant measures; (c) the measure used by management to make day-to-day operating decisions; (d) the measure used to facilitate internal comparisons to competitors' results; and (e) the measure used to determine discretionary bonuses. As Adjusted EBITDA is just a component of the actual measure, it is unclear to us how the presentation of Adjusted EBITDA is appropriate, as management does not appear to specifically use Adjusted EBITDA. As such, presentation of Adjusted EBITDA does not appear to comply with Item 10(e) of Regulation S-K or Question 8 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures." Please either discontinued presentation of Adjusted EBITDA, or provide disclosure that demonstrates management's use of Adjusted EBITDA as an operating performance measure and state the economic substance behind such use.

23. We note that you state your credit facilities contain covenants, i.e., interest expense coverage and leverage ratios, for which Adjusted EBITDA is a component. Please either remove such reference, or provide the disclosures

required by Question 10 of the SEC "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

Risk factors, page 10

24. Item 503(c) of Regulation S-K states that issuers should not "present risk factors that could apply to any issuer or any offering." It appears that certain of the risk factors in this section could apply to nearly any issuer in your industry and other industries. In this regard, we note risk factors eight, 12, 14, 15 and 20. Please revise these risk factors to explain how they specifically apply to your company or this offering.

25. Please revise your risk factors to remove the phrases "we cannot assure," "there can be no assurance" and other similar phrases. The actual risk is that the event will occur, not your inability to prevent the event. See, for example and without limitation, risk factors 13, 16 and 17.

26. To the extent possible, please avoid the generic conclusion you make in certain of your risk factors that the risk discussed could adversely affect your financial condition, results of operations, and cash flows. See risk factors one, two, three, four, five, six, seven, eight, 12, 13, 14, 15, 16, 17, 20 and 24. Instead, replace this generic language with specific disclosure of how your financial condition, results of operations, and cash flows would be affected.

27. Please delete the last sentence of the introductory paragraph. In this regard, we note that you must disclose all risks you believe are material at this time and may not qualify your disclosure by referring to unknown risks. Refer to Staff Legal Bulletin No. 7A, sample comment #30.

28. We note your disclosure on page 38 that most of your employees live in an area where one of the hurricanes hit in 2004. Please consider whether a risk factor is appropriate to discuss any related risks your company faces.

29. If material, please add a risk factor that you engage in related party transactions, including your transactions with Builders FirstSource.

We depend on third party suppliers. . . , page 12

30. Please include a discussion of the extent to which prices of your raw materials have fluctuated in recent years. We note your disclosure in the first sentence of the second paragraph of this risk factor.

Our level of indebtedness could adversely affect our ability..., page 12

31. Please disclose the amount of your annual debt service payment obligations. In addition, if the interest rate on your variable rate debt could materially affect the obligations, please disclose how much it will increase with a 1% increase.

The nature of our business exposes us to product liability…, page 15

32. Please revise to quantify the risks discussed in this risk factor. For example, do you have historical data that may illustrate potential costs? Please also comply with this comment in risk factor 17.

33. Please revise to disclose what you mean by "other legal proceedings." This is extremely vague.

The controlling position of an affiliate of JLL Partners…, page 18

34. It appears that you are including multiple risks under this subheading. In this regard, we note that each risk described in the second and third paragraphs of this risk factor appear to be a significant risk that should stand alone under its own explanatory subheading. Please revise accordingly.

35. Please revise the first paragraph to disclose the actual risk to an investor, namely the risk that your controlling stockholder may prevent or frustrate attempts to effect a transaction that is in the best interests of your minority stockholders. Please also comply with this comment in risk factor 28.

36. Please also disclose, if true, that JLL could engage in a "going private" transaction without the approval of the unaffiliated stockholders.

37. Please explain in greater detail the risk described in the third paragraph of this risk factor.

Forward-looking statements, page 21

38. We note the disclosure in the last sentence of the first paragraph. Please delete the word "will" from your list of forward-looking terminology.

Use of proceeds, page 23

39. We note that you used a portion of the proceeds of your second amended and restated $235 million senior secured credit facility and a $115 million second lien term loan to pay a $83.5 million dividend to shareholders and $26.9 million

cash payment to stock option holders and that you intend to use a portion of the proceeds from this offering to pay down this debt. We also note that you issued $20 million in dividends during the third quarter of fiscal year 2005, which appears to have exceeded earnings from the previous 12 months. When dividends are to be paid from the proceeds of the offering, we believe it is appropriate to include pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds were to be used to pay the dividend. A similar presentation is appropriate when dividends exceed earnings in the current year, even though the stated use of proceeds is other than for the payment of dividends. In this situation, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. Please provide such pro forma earnings per share information in your Summary and Selected Financial Data as well as Note 19 – Pro Forma Disclosure (Unaudited). Refer to SAB Topic 1:B.3 for guidance.

Dilution, page 27

40. We note the disclosure in the second to last paragraph. Please be advised that your comparative table should include the shares subject to outstanding stock options held by officers, directors, and affiliated persons, as it should also include shares these persons have the right to acquire. See Item 506 of Regulation S-K. Please revise accordingly.

Management's discussion and analysis of financial condition…, page 31

Critical accounting policies and estimates, page 34

41. It appears that your disclosure in this section replicates your stated accounting policies included within note 2 to your consolidated financial statements. Please revise your critical accounting policies to provide a discussion of the uncertainties at a given time involved in arriving at the critical estimates and/or the variability that is reasonably likely to result from the application over time. Specifically, assuming these are critical estimates to your consolidated financial statements:

   • Allowance for doubtful accounts and related reserves, Inventories, and Warranties: Include a discussion comparing past estimates to your current estimates, along with a discussion of any significant deviations between actual results and estimated results.

- Long-lived assets: Include a description of the valuation methods used to determine future undiscounted net cash flows expected to be generated, the assumptions used to support recoverability, and a sensitivity analysis of those assumptions.

- Goodwill: Provide a description of the valuation method used to determine the fair value of your reporting units and how you calculated cash flows for your impairment test, including the assumptions used to support recoverability. State the impact on your results of operations and financial position if actual results differ from your estimates and the types of events that could result in an impairment to your goodwill balance.

- Stock Compensation: Include a discussion of the following:

  o A description of how you estimate the fair value of your common stock.

  o A comprehensive discussion of the significant factors and assumptions underlying used in determining the fair value of your common stock.

  o State whether the determination of the fair value of your common stock was performed contemporaneously or retrospectively with the issuances of stock options.

  o Once you have determined your estimated IPO price, expand your discussion to address each significant factor contributing to the difference between the fair value of your common stock and the estimated IPO price.

  Refer to Section 501.14 of the Financial Reporting Codification for additional guidance.

Results of operations, page 36

42. We note that your discussion of net sales for WinGuard windows and doors and other window and door products, which represent 56% and 44% of net sales, respectively. However, you have not presented any disclosure in your audited footnotes regarding your determination of operating and/or reportable segments in accordance with paragraphs 10-24 of SFAS 131 or product group information in accordance with paragraph 37 of SFAS 131. Tell us your basis for not providing such information. Please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis.

43. We note that you have presented combined financial information for fiscal year
     2004 for your consolidated statement of operations. Please remove such
     presentation, as it is not contemplated by Article 11 of Regulation S-X and
     represents non-GAAP financial information that does not comply with Item
     10(e) of Regulation S-K. In addition, as you noted, the two periods you have
     combined are not comparable due to the impacts associated with the purchase
     price allocation. In terms of your management's discussion and analysis for
     your results of operations, please compare the 11-month period ended January
     1, 2005 to both the 12-month periods ended December 31, 2005 and December
     27, 2003, noting the impact of the 1-month period not included.

44. Please expand/revise the discussion of your results of operations for each period
     presented to address the following items, at a minimum:

     •   Quantify the impact of each factor you identify when multiple and
         offsetting factors contribute to fluctuations. For example, you attribute the
         increase in net sales of WinGuard windows and doors to numerous factors,
         including a price increase implemented in the first half of 2005. Item
         303(A)(3)(iii) of Regulation S-X requires you to state the extent to which
         the increases in prices attributed to the increase in net sales. Item
         303(A)(3)(iii) also requires quantification of the impact increases or
         decreases in volume and the introduction of new products or services had
         on net sales. To this extent, we note on page 52 that WinGuard has
         recently introduced a number of new WinGuard products.

     •   Provide more analysis of the factors that impact the areas comprising of
         your income from continuing operations, including a complete discussion
         of known trends or anticipated trends that are and/or may continue to have
         on net sales, gross profit, income from operations, and income from
         continuing operations, including management's outlook as to the future
         impact. Your discussion and analysis is to provide investors with
         sufficient information to understand the historical trends and the
         expectations for the future as seen through the eyes of management.
         Examples include the following:

         o   For the 2004 comparison with 2003, you discuss the major impact
             four major hurricanes had on your operating results during 2004.
             However, you provide no such discussion when comparing 2005
             with 2004. As such, it is unknown whether you have fully recovered
             from the impacts of the four hurricanes in 2004 or whether you were
             impacted by the major hurricanes that occurred in 2005.
             Furthermore, it would appear such an analysis may be relevant, as

your 2005 gross profit margins remain lower than your 2003 gross profit margins.

o   You state SG&A as a percentage of net sales increased to 26.6% in 2005 from 24.6% in 2004 without an explanation. The explanation provided for the increase in SG&A expense from year-to-year does not necessarily explain the increase in SG&A as a percentage of net sales. Furthermore, there is no analysis to discuss whether an investor can continue to expect SG&A as a percentage of sales to decline as net sales continues to increase.

o   Your income taxes discussion does not appear to sufficiently address the movement in the various components which contribute to the overall effective tax rate, as set forth in the reconciliation in note 12 to the consolidated financial statements, or the decreases in your effective tax rate between comparable periods. Specifically, it appears that the tax credits from North Carolina have a material impact on your income tax expense for 2005 and 2004; however, it is unclear what the tax credits from North Carolina are and whether the credits will continue in the future.

o   Please state in your gross margin analysis for 2004 compared with 2003 whether gross margins were impacted by an increase in the fair value of inventory from the application of purchase accounting.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Liquidity and Capital Resources, page 39

45.   Please expand your liquidity discussion to include a comparison between the year ended December 31, 2004 and the year ended December 31, 2003 regarding the three major categories of the statements of cash flows. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

46.   We note that accounts receivable, net is 10.6% of your total assets as of December 31, 2005. In addition, accounts receivable, net has increased 67.4% from January 1, 2005 to December 31, 2005, which appears to be disproportionate to your net sales trends. Net sales increased 40.2% for fiscal

year 2005 compared to fiscal year 2004. As such, please include an analysis of days sales outstanding for each period presented and a discussion and analysis of the increase in accounts receivable, net in excess of net sales growth. Refer to instruction 5 to Item 303(A) of Regulation S-K for guidance.

47. We note that you expect to have continuing capital expenditure needs from your Risk Factors disclosures regarding expansion into new geographic markets. As such, please state the amount of anticipated capital expenditures for fiscal year 2006.

Capital Resources, page 40

48. In the last paragraph of this section on page 41, you state your belief that you will have sufficient capital to meet capital expenditures and debt obligations for the "foreseeable future." Please revise to be more specific.

49. Please tell us whether you are currently in compliance with all of the covenants of your debt obligations.

Industry overview and trends, page 45

50. Please review the disclosure throughout this section and the Business section and ensure that you identify the source(s) for the industry and scientific data you provide. In this regard, we note that you have provided numerous factual statements, but you do not always indicate whether the source of this information is management's belief, industry data, scientific reports, general articles, or any other source. If this information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If this information is based upon other sources, please provide us with copies of these sources. Please also disclose in your filing the date of these sources and whether the information represents the most recently available data and, therefore, remains reliable.

Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public. If any sources are not publicly available, either file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

To expedite our review, please clearly mark each source to highlight the portion or section that contains this information and cross-reference it to the appropriate location in your filing. We may have additional comments after we review your response.

51.   We note that you refer to various domestic and foreign government regulations in this section and in the Business section that have an impact on your business. For example, and without limitation, we note the disclosure regarding the High Velocity Hurricane Zone Provisions of the Florida Building Codes on page 50. Please revise to describe in reasonable detail these regulations under a separately captioned section, as readers may not be familiar with them. In particular, please explain whether these codes apply to all structures, new structures or pre-existing structures.

Business, page 49

52.   Please provide the basis for each of the following:

- The statements in the first and fourth sentences of the first paragraph and in the sixth sentence of the third paragraph under the heading "Our company" on page 49.

- The statements in the first, second, fifth and sixth sentences of the first paragraph under the heading "Leading position in the rapidly growing U.S. impact-resistant market…" on page 50.

- The statements in the first and second sentences under the heading "Superior customer-service before, during, and after the sale" on page 51.

- The statement in the fifth sentence under the heading "Aluminum" on page 53.

53.   Please disclose the information required by Item 101(a) and Items 101(c)(viii) and (xii) of Regulation S-K.

Leading position in the rapidly growing U.S. impact-resistant market…, page 50.

54.   We note your disclosure that your impact-resistant windows and doors are designed and manufactured to meet the certification requirements of the most stringent building codes, including the High Velocity Zone Provisions of the Florida Building Codes and the International Building Codes (emphasis added). What other building codes exist of this nature and which ones are your products designed to meet? Please revise to be more specific in your document.

55.   We note the disclosure in the last sentence of this section. Please describe the activities of the Hurricane Research Advisory Committee and your role in representing window and door manufacturers on this committee.

Materials and supplier relationships, page 55

56.   Please describe in greater detail your arrangements with your suppliers. Please also clarify whether your materials are readily available from other sources.

Competition, page 56

57.   Please identify the principal methods of competition in your industry. Please also discuss your competition's advantages over you and how this affects your competitive position within your industry.

Facilities and Properties, page 57

58.   Please disclose the material provisions of your leases for rented properties.

Management, page 59

59.   We note that you will be a "controlled company" under the rules of the Nasdaq Stock Market and, therefore, will be exempt from certain corporate governance rules. Please revise this section to discuss the impact of this exemption on your corporate governance.

Directors and executive officers, page 59

60.   It appears that you intend to elect a new director prior to the completion of this offering, as disclosed under the heading entitled "Board composition" on page 61. Once this director has been chosen or nominated to become a new director, please provide all of the information required by Item 401(a) of Regulation S-K, as well as the consent required by Rule 438 of Regulation C.

61.   Please confirm to us that you have disclosed the information required by Item 401(e)(2) of Regulation S-K for each director listed in this section.

62.   Please revise the table to identify each officer and director that is an affiliate of JLL Partners.

63.   We note the disclosure regarding Mr. Castaldi. Please explain in your document the basis for the statement that the management buyouts were "very successful."

Board composition, page 61

64. We note that you will have three classes of directors upon the completion of this offering. Please identify the directors who will comprise each class and disclose the timing of elections for each class.

65. Please identify your independent directors.

Board Committees, page 62

66. We note the disclosure that the composition of the audit committee will comply with the requirements of the Nasdaq Stock Market and the Sarbanes-Oxley Act of 2002. Please revise to describe these requirements, as certain investors may not be familiar with these requirements.

Compensation interlocks and insider participation, page 62

67. We note the statement regarding the Item 402 of Regulation S-K. Please revise to describe the interlocks, as investors may not be familiar with Item 402.

Compensation of directors, page 62

68. We note the disclosure in the second sentence. Please disclose the amount of compensation that the independent directors will receive, including additional amounts payable for committee participation.

Summary compensation table, page 63

69. Please revise to disclose the nature of the compensation set forth in the column entitled "Other annual compensation."

Aggregated option exercises in last fiscal year and fiscal-year end option values, page 64

70. Please revise to disclose the information in the last column regarding the fiscal year-end values. Please refer to interpretation J.20. of the July 1997 Manual of Publicly Available Telephone Interpretations. In addition, please disclose your valuation method in a footnote to the table. For example, we note you have no existing trading market for your common stock. You may use the mid-point of your offering price in calculating the fiscal year-end values.

Employment agreements, page 64

71. Please disclose the items of compensation to which you are referring when you use the phrase "among other things" in the third sentence of the first paragraph.

2004 stock incentive plan, page 65
2006 equity incentive plan, page 66

72. Please remove the statement in the second sentence of the first paragraph that the description is qualified by reference to plan document, as it is inconsistent with Rule 411 of Regulation C. Please also comply with this comment in the second sentence of the first paragraph of the section entitled "Description of capital stock" on page 73.

Principal and selling shareholders, page 69

73. Please revise the table to include a column indicating the number of shares to be sold in this offering. In addition, please revise the table to reflect the exercise of the over-allotment option in full.

74. Please revise footnote (7) to clarify that the shares owned by the partnership are included in the total number of shares beneficially owned by Mr. Varnadore and disclosed in the table.

Certain relationships and related party transactions, page 72

75. Please disclose whether you have procedures for reviewing and pre-approving any transactions with your directors, executive officers, and other affiliates.

76. Please state whether you believe each transaction discussed in this section is on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties.

77. Please disclose the information required by Item 404 of Regulation S-K with respect to JLL Partners. For example, it appears that JLL Partners owns more than 5% of the common stock of Builders FirstSource.

78. We note the disclosure in the fourth paragraph. It appears that several directors of your company also serve as directors of Builders FirstSource. Please revise to disclose the information required by Item 404 of Regulation S-K with respect to these directors.

79.   Please revise to delete the phrase "among other things" in the fifth paragraph of this section.

Anti-takeover effects of certain provisions of our certificate of incorporation…, page 74

80.   We note the disclosure in the last paragraph of this section. Please also disclose that the anti-takeover provisions may have the effect of preventing or frustrating a transaction that is in the best interests of your minority stockholders.

Corporate opportunities, page 76

81.   We note the disclosure in the last two sentences of this section. Please revise to highlight this disclosure so that it stands apart from the other information on the page. Please also consider briefly disclosing this information in your summary.

Description of certain indebtedness, page 78

82.   We note the statement in the second sentence of the introductory paragraph that "[t]he following is only a summary and it does not include all of the provisions of our material debt." A summary by its nature is not complete. This statement suggests that you may not have outlined the material provisions of your material debt. Please revise accordingly.

Lock-up agreements, page 82

83.   We note the disclosure in the first sentence of the first paragraph of this section. Please disclose the percentage of both the outstanding and the issuable shares of common stock that will be subject to lock-up agreements.

84.   We note that the representatives of the underwriters may release shares from the lock-up agreements in their sole discretion. Please briefly describe those factors that the representatives may likely consider in determining to release shares. In addition, please discuss whether the representatives have any current intentions to release shares. Also, briefly describe the "certain exceptions" you mention in the second sentence.

Certain material U.S. federal income tax considerations…, page 85

85.   We note the statement in the second paragraph that the "summary is for general information only." Please delete this statement, as it may suggest that investors cannot rely on the disclosure in this section.

Determination of Offering Price, page 90

86. We note your disclosure in the last bullet point of this section on page 91. Please revise your disclosure to identify all material factors considered in determining the offering price and to eliminate the suggestion that you have only included some of the factors. See Item 505(a) of Regulation S-K.

Affiliations, page 91

87. The disclosure in this section is extremely vague. For example, are any of your underwriters or affiliates performing services with respect to your credit facilities? Please revise to be more specific.

Legal Matters, page 93

88. Please state the addresses for counsel who has passed on the legality of the issue. See paragraph 23 of Schedule A to the 1933 Act.

Where you can find more information, page 93

89. We note the disclosure in the fourth and fifth sentences of the first paragraph of this section. Please be advised that the disclosure in your prospectus regarding the contents of any agreement or other document should be materially complete and may not be qualified by reference to information outside of your prospectus. Please revise accordingly.

2. Summary of Significant Accounting Policies, page F-8

Warranty expense, page F-10

90. Please revise your accounting policy for your warranty expense to state the warranty period.

91. Based on your tabular presentation, it does not appear that you have made any adjustments to your accruals for previously issued warranties. Please tell us how you determined that adjustments to previous warranty accruals were not necessary for each period presented. Otherwise, please revise your roll forward to separately present adjustments to your accrual for warranties previously issued. Refer to paragraph 14 of FIN 45 for guidance.

Derivative financial instruments, page F-14

92. Please revise your accounting policy for your aluminum forward contracts, interest rate swap and interest rate cap to include the following disclosures, as set forth in Rule 4-08(n) of Regulation S-X:

- State the criteria required to be met for each accounting method used (i.e., the criteria required to account for each of your derivative instruments to qualify for cash flow hedge accounting).
- Include a discussion of the methodology used to test for effectiveness for each type of derivative. We note that you have included your derivative instruments as a critical accounting estimate within MD&A. As such, please include a discussion of the assumptions used in testing the derivatives for effectiveness, including a sensitivity analysis of those assumptions.

- State the accounting method you would use to account for these derivative instruments, if the criteria from the first bullet above are not met.

- State the method used to account for terminations of derivatives designated as hedges.

- State whether you are holding these derivative instruments for speculative purposes.

Stock compensation, page F-15

93. We note that during the third quarter of 2005 you accrued for a payment to all the holders of your outstanding vested and nonvested options in the amount of $6.6 million, including $0.5 million of payroll taxes, and recognized a corresponding expense in your consolidated statement of operations. We also note that on February 17, 2006 you made an additional payment to stock option holders of vested and nonvested options in the amount of $26.9 million, including $0.5 million of payroll taxes, and that you intend to recognize a corresponding expense in your consolidated statement of operations. You indicate that these cash payments were in lieu of adjusting exercise prices in connection with the payment of the dividend to your stockholders. For each cash payment, tell us how you determined the amount of cash to be paid for each vested and unvested stock option outstanding and address the authoritative literature that supports your accounting.

94. Please address for us how these cash payments impacted your subsequent accounting of the stock options, including the authoritative literature that supports your accounting.

Note 4. Acquisition, page F-18

95. Expand your disclosure to address the number of vested and unvested stock options that were rolled over to the new company. Indicate how you determined the fair value of these options and, if any of these stock options were unvested, the amount of deferred compensation you recognized. Refer to paragraphs 83 through 85 of FIN 44. Also indicate how you determined the fair value of the 1,747 shares of your common stock issued in connection with this acquisition.

13. Commitments and Contingencies, page F-25

96. We note on page 55 of your Form S-1 that you have negotiated an agreement with your PVB supplier that provides you with favorable pricing through the end of 2008. However, we note your disclosure on page F-25 of the filing that includes raw material contracts through 2006 and 2007. Please confirm to us that your PVB contract does not require you to purchase PVB, or revise your disclosure.

12. Income Taxes, page F-24

97. We note that the Predecessor generated a net operating loss from stock option exercises by employees of $15.5 million. However, it is unclear whether you reflected a deferred tax asset for this item as part of PGTI's purchase price allocation of PGT Holding. Please revise your disclosures to clarify. If necessary, also revise to include the disclosures required by paragraph 48 of SFAS 109.

16. Shareholders' Equity, page F-26

98. We note that you issued 995 stock options to purchase shares of your common stock during fiscal year 2005. Please revise your disclosure to provide the following information:

- The date each stock option was granted;

- The exercise price, fair value of the underlying common stock, and the intrinsic value, if any, for the stock options for each grant date;

- Whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

- If the valuation specialist was a related party, a statement indicating that fact. Please supplementally tell us who your valuation specialist was, including a brief description of the firm's credentials.

19. Pro Forma Disclosure (Unaudited), page F-29

99. Present separately a pro forma balance sheet that reflects the accrual of your 2006 dividend and the related reduction in stockholders' equity so that a potential investor can clearly understand the impact of this capital transaction on the Company's equity separate from any financing or other material transactions that have occurred subsequent to the balance sheet.

100. We note that on February 14, 2006, you entered into a second amended and restated $235 million senior secured credit facility and a $115 million second lien term loan. We also note that you have recorded compensation expense related to the dividend paid to option holders on February 17, 2006. Provide a discussion of the pro forma effects of these transactions on your pro forma condensed consolidated statement of operations and earnings per share. Please note that if actual interest rates can vary from those depicted, please also disclose the effect on income of a 1/8 percent variance in interest rates. Refer to Rules 11-01(a)(8) and 11-02(b)(1) of Regulation S-X for guidance.

Item 15. Recent sales of unregistered securities, page II-2

101. Please disclose the information required by Item 701(d) of Regulation S-K with respect to the transaction discussed in the second paragraph of this section.

102. We note the disclosure in the last sentence of the third paragraph regarding your reliance on Rule 701 under the Securities Act. Please provide us with a detailed analysis of the availability of this exemption.

103. It appears that you issued common stock to two employees in the fourth quarter of 2005. In this regard, we note the disclosure under "Stock compensation" on page F-16. Please disclose the information required by Item 701 of Regulation S-K with respect to this issuance.

Item 16. Exhibits, page II-2

104. Please file as promptly as practicable each exhibit required by Item 601 of Regulation S-K, in particular Exhibits 1.1 and 5.1. These exhibits and any

related disclosure are subject to review and you should allow a reasonable period of time for our review prior to requesting acceleration.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Robert B. Pincus, Esq.
        Ms. Allison Land Amorison, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        One Rodney Square, P.O. Box 636
        Wilmington, DE 19899-0636

        Mr. Daniel J. Zubkoff, Esq.
        Mr. Noah B. Newitz, Esq.
        Cahill Gordon & Reindel LLP
        80 Pine Street
        New York, NY 10005